Morgan, Lewis & Bockius LLP Philadelphia, PA 19103-2921 Tel: 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

July 6, 2015

VIA EDGAR TRANSMISSION

Alison White, Esq.
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 "F" Street N.E.
Washington, D.C. 20549

Re:           Bridge Builder Trust (the "Trust")
File Nos. 333-187194 and 811-22811

Dear Ms. White:

This correspondence is being filed in response to the comments you provided to me via telephone on April 22, 2015 regarding the Trust’s Post-Effective Amendment No. 9 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 11 under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2015 (the “Filing”).  The Filing was made pursuant to Rule 485(a) under the 1933 Act for the purpose of adding two new series to the Trust: the Bridge Builder Core Plus Bond Fund and the Bridge Builder International Equity Fund (each a "Fund," and collectively, the "Funds").

For your convenience in reviewing the Trust’s responses, your comments and suggestions are briefly summarized below, immediately followed by the Trust’s responses.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Filing.

General Comments

1.	Comment: Please update each Fund's series and class identification numbers on EDGAR to reflect the Fund's ticker symbol, when available.

Response:                      Each Fund's series and class identification numbers on EDGAR have been updated to reflect the Fund's ticker symbol.

Prospectus Comments

Fees and Expenses (both Funds)

2.
Comment:                      We note that each Fund’s strategy disclosure references investments in other investment companies.  Please confirm that a line item for acquired fund fees and expenses is not required in either Fund’s Annual Fund Operating Expenses table.

Response:                      While each Fund may invest in other investment companies, the Trust does not expect acquired fund fees and expenses for either Fund to exceed 0.01%.  Therefore, in accordance with Instruction 3(f)(i) of Item 3 of Form N-1A, the Trust is not required to add a separate line item for acquired fund fees and expenses in either Fund’s Annual Fund Operating Expenses table.

Principal Investment Strategies and Principal Investment Risks (both Funds)

3.	Comment: With respect to each Fund, please confirm supplementally that derivatives will be valued at market/fair value rather than notional value for the purposes of the Fund’s 80% policy.

Response:                      The Trust confirms that with respect to each Fund, derivatives will be valued at market/fair value rather than notional value for purposes of the Fund's 80% policy.

4.	Comment: In the “Principal Investment Strategies” section for each Fund, please disclose the anticipated percentage of a Fund’s assets that will initially be allocated to each of its sub-advisers.

Response:                      The Trust notes that, although Instruction 2 of Item 5 of Form N-1A requires a Fund with three or more sub-advisers to disclose "any sub-adviser that is (or is reasonably expected to be) responsible for the management of a significant portion of the Fund's assets," it does not specify that such disclosure must include the percentage of a sub-adviser's allocation.  Furthermore, the Trust respectfully submits that the inclusion of sub-adviser percentage allocations in the Funds' registration statements could mislead investors because initial allocations may fluctuate without notice to shareholders.  Accordingly, the Trust has respectfully elected not to disclose the anticipated percentage of either Fund's initial allocation of its assets to such Fund's sub-advisers.

5.	Comment: Please confirm supplementally that the disclosure required by Item 8 of Form N-1A is not applicable to either Fund.

Response:                      After confirming with the Adviser, the Trust confirms that the financial intermediary compensation disclosure required by Item 8 of Form N-1A is not currently applicable to the Funds.

6.
Comment:                      We note that some of the risk disclosure that has been included in each Fund’s response to Item 4(b) of Form N-1A is repeated in each Fund’s response to Item 9 of Form N-1A.  Please consider removing duplicative disclosure.  See IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (June 2014).

Response:                      The Trust respectfully submits that each Fund’s response to Item 4(b) of Form N-1A provides a summary of the Fund’s principal investment risks that are discussed in greater detail in response to Item 9 of Form N-1A.  Accordingly, the Trust believes that the current risk disclosure in each Fund’s prospectus complies with Item 4(b) and Item 9.  However, in response to this comment the Trust has amended certain of its disclosures responding to Item 4(b) and Item 9.

Principal Investment Strategies and Principal Investment Risks (Core Plus Bond Fund)

7.
Comment:                      In the “Principal Investment Strategies” section for the Core Plus Bond Fund, please disclose whether the Fund has a policy regarding maturity or duration as a form of measurement for the investments in which it invests.

Response:                      The Trust responds by stating that the Fund’s sub-advisers will utilize a broadly diversified investment approach in selecting fixed income securities for the Core Plus Bond Fund that is expected to result in holdings ranging from those with short maturities and durations to those with longer-term maturities and durations. While the Adviser monitors the maturity and duration of the Core Plus Bond Fund’s fixed income investments, they are each one of many factors that influence investment decisions, and the Adviser does not target any particular weighted average maturity or overall duration for the Core Plus Bond Fund’s portfolio as a part of the Core Plus Bond Fund’s principal investment strategies.  In response to the comment, the first sentence of the first paragraph in the Core Plus Bond Fund’s “Principal Investment Strategies” section has been revised to reflect that the Core Plus Bond Fund may invest in fixed income securities of any maturity or duration.

8.
Comment:                      In the “Principal Investment Strategies” section for the Core Plus Bond Fund, please consider disclosing the lowest rating of a bond in which the Core Plus Bond Fund may invest and whether the Core Plus Bond Fund may invest in bonds that are in default.

Response:                      The Trust responds by stating that the Core Plus Bond Fund does not impose a minimum rating and notes that the “Principal Investment Strategies” section explains that the Core Plus Bond Fund's  below investment grade bond allocation may include bonds "deemed by a Sub-adviser to be comparable in quality" to securities rated below investment grade. In addition, the Trust has added disclosure to state that the Core Plus Bond Fund's below investment grade bond allocation may include bonds in default.

9.
Comment:                      We note that the “Principal Risks” section of the Core Plus Bond Fund discusses the risk of default for sub-prime mortgages.  If the Core Plus Bond Fund will invest in sub-prime mortgages as part of its principal investment strategies, please add appropriate disclosure in the “Principal Investment Strategies” section.

Response:                      The Trust has revised the description of mortgage-backed securities in the “Principal Investment Strategies” section to include disclosure regarding sub-prime mortgages.

10.
Comment:                      In the “Principal Risks” section of the Core Plus Bond Fund, please consider updating the disclosure in the “Interest Rate Risk” paragraph to address the observations made in IM Guidance Update No. 2014-01, Risk Management in Changing Fixed Income Market Conditions (January 2014).

Response:                      The Trust has added additional language to the “Interest Rate Risk” paragraph to address the observations made in the referenced guidance.

Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks (Core Plus Bond Fund)

11.
Comment:                      Please include in response to Item 9(c) of Form N-1A a discussion on convertible securities risk and zero coupon securities risk, as such risks are described in the Summary Section for the Core Plus Bond Fund. The principal investment risks provided in the Summary Section should be based on the information given in response to Item 9 of the Form. See IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (June 2014).

Response:                      The Trust has added the requested disclosure.

Additional Information Regarding the Fund’s Investment Objective, Strategies and Risks (International Equity Fund)

12.	Comment: Please include in response to Item 9(c) of Form N-1A a discussion on geographic focus risk, as such risk is described in the Summary Section for the International Equity Fund.

Response:                      The Trust has added the requested disclosure.

Management of the Fund (Both Funds)

13.	Comment: In the first paragraph under the heading “Investment Adviser,” please clarify, if accurate, that the Adviser’s management fee is annualized.

Response:                      The Trust has clarified in the first paragraph under the heading "Investment Adviser" that the Adviser's management fee is annualized.

14.
Comment:                      The second paragraph under the heading “Investment Adviser” indicates that a discussion regarding the Board’s considerations in connection with the approval of the Advisory Agreement will be available in the Funds’ first annual or semiannual report to shareholders.  Please clarify whether this discussion will be available in the Fund’s annual or semiannual report, and provide the anticipated date of such report.

Response:                      The Trust has revised the referenced disclosure to clarify that a discussion regarding the Board's considerations in connection with the approval of the Advisory Agreement will be available in a Fund's first semiannual report to shareholders, which will  cover the period from July 1, 2015 to December 31, 2015

15.
Comment:                      The second paragraph under the heading “Fund Expenses” indicates that “[a]ny payment of expenses made by the Adviser (other than advisory fees) is subject to reimbursement by the Fund if requested by the Adviser.”  Please replace the language in parenthesis with “other than sub-advisory fees,” if accurate, or otherwise revise this language to more clearly describe the fees that are not subject to reimbursement by the Fund.

Response:                      The Trust has replaced the referenced language with "other than sub-advisory fees."

Shareholder Information (Both Funds)

16.
Comment:                      Please provide a written legal analysis explaining why the in-kind purchases of shares of each Fund, as described under the heading “Purchases In-Kind,” are permissible under applicable SEC staff guidance and Section 17(a) of the 1940 Act.  Please provide the analysis no less than two weeks prior to the automatic effectiveness date of the Filing in order to allow the SEC staff time to review the analysis internally and to provide an opportunity for further questions and comments.

Response:	The requested analysis was provided to Ms. White in a separate correspondence on June 19, 2015.

17.
Comment:                      Please disclose in each Fund’s prospectus under the heading “Purchases In-Kind” that the Fund’s valuation procedures may be different than the valuation procedures of a redeeming fund, and that such difference may adversely affect a shareholder acquiring shares of the Fund with in-kind redemption proceeds.  Please also provide a brief example demonstrating how the difference in valuation procedures could adversely affect a Fund’s shareholder.

Response:                      The Trust has removed the disclosure under the heading “Purchases In-Kind” from each Fund’s prospectus.

Account and Transaction Policies (Both Funds)

18.
Comment:                      The first paragraph under the heading “Payment of Redemption Proceeds” indicates that a Fund may suspend a shareholder’s right to redeem its shares if the NYSE restricts trading, the SEC declares an emergency, or for other reasons.  Please specify the “other reasons” that the Fund may suspend a shareholder’s right to redeem its shares.

Response:                      The Trust has revised this language to clarify that, consistent with Section 22(e) of the 1940 Act, a Fund may suspend a shareholder’s right to redeem its shares “for (1) any period (a) during which the NYSE is closed other than customary weekend and holiday closings or (b) during which trading on the NYSE is restricted; (2) any period during which the SEC determines that an emergency exists as a result of which (a) disposal by the Fund of securities owned by it is not reasonably practicable or (b) it is not reasonably practicable for the Fund to determine the value of its net assets; or (3) such other periods as the SEC may by order permit.”

19.
Comment:                      The second paragraph under the heading “Payment of Redemption Proceeds” indicates that under certain conditions a Fund might pay all of part of a shareholder’s redemption proceeds in kind.  Please disclose that redemption proceeds paid in kind may include illiquid securities, and that shareholders may not be able to sell such securities and may be required to hold such securities indefinitely.

Response:                      The Trust has added the requested disclosure.

SAI Comments

Investment Restrictions (Both Funds)

20.
Comment:                      In the first sentence of the paragraph immediately following the fifth non-fundamental policy, please add the phrase “and investing in illiquid securities” after the phrase “Except with respect to borrowing.”

Response:                      The Trust has respectfully declined to make the requested change.  The Trust believes that the last sentence of this paragraph, repeated below, is appropriate:

“With respect to the limitation on illiquid securities, in the event that a subsequent change in net assets or other circumstances causes the Fund to exceed its limitation, the Fund will take steps to bring the aggregate amount of illiquid instruments back within the limitations as soon as reasonably practicable.”

Trustees and Executive Officers (Both Funds)

21.
Comment:                      We note that the sixth column of the Trustees and Officers table provided in response to Item 17 includes other directorships held by the Trustees during the past five years.  Please limit this column to other directorships currently held by the Trustees.

Response:
Item 17(2)(b)(3)(ii) requires the Trust to provide any directorships held during the past five years by each trustee of the Trust in certain companies.  Accordingly, the Trust has provided this information in the Trustees and Officers table in the SAI.

The Fund’s Investment Teams (Core Plus Bond Fund)

22.
Comment:                      Under the heading “Compensation Structure and Methods – Janus” on page B-58 of the SAI for the Core Plus Bond Fund, please identify any benchmark used to determine the compensation of Janus’s portfolio managers.

Response:                      Janus has confirmed to the Trust that it does not use specific benchmarks when determining its portfolio managers' compensation.  Accordingly, no changes have been made to the referenced disclosure.

The Funds’ Investment Teams (International Equity Fund)

23.
Comment:                      We note that the Adviser’s expense cap disclosed on page 53 of the International Equity Fund SAI is 0.65% and the Adviser’s expense cap disclosed in the prospectus is 0.67%.  Please revise these numbers, as necessary, to be consistent.

Response:                      The Trust has revised the Adviser's expense cap disclosed in the International Equity Fund's prospectus to reflect an expense cap of 0.65%.

24.
Comment:                      Under the heading “Mondrian - Compensation” on page 64 of the International Equity Fund SAI, please provide the information required by Item 20(b) of Form N-1A, including whether compensation is based on Fund pre- or after-tax performance over a certain time period, whether a benchmark is used to measure performance and, if applicable, the length of the period over which the performance is measured.

Response:                      The Trust has provided the information required by Item 20(b) of Form N-1A under the heading "Mondrian – Compensation" on page 64 of the International Equity Fund SAI.

Part C Comments

25.	Comment: Please explain supplementally why each Fund’s response to Item 28(i) (Legal Opinion) is “Not Applicable."

Response:                      The Trust was not required to file a legal opinion with respect to the Funds as part of the Filing.  However, the Trust will file a legal opinion with respect to the Funds as part of its upcoming 485(b) filing.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
Sean Graber, Esq.